January 10, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE, Mail Stop 3720
Washington, DC 20549
Attn: James Allegretto, Senior Assistant Chief Accountant

Re:	Appliance Recycling Centers of America, Inc.
Form 10-K for Fiscal Year Ended December 29, 2012 Filed on March 22, 2013
Form 10-Q for Fiscal Quarter Ended September 28, 2013 Filed on November 7, 2013
File No. 0-19621

Dear Mr. Allegretto:

On behalf of Appliance Recycling Centers of America, Inc. (the “Company” or “we”), this letter is submitted in response to the comments set forth in your letter to me dated December 27, 2013. For your convenience, we have set forth below each of your numbered comments, followed by our response.
We respectfully request that the Staff review the responses in this letter and allow the Company to modify or expand its disclosures in future filings and not amend the Form 10-K for the Fiscal Year Ended December 29, 2012 and the Form 10-Q for the Fiscal Quarter Ended September 28, 2013.

Form 10-K for Fiscal Year Ended December 29, 2012

Note 1. Nature of Business and Basis of Presentation, page 36

1.
Please refer to ASC 810-10-15-14 and tell us the factors considered in determining that the AAP joint venture is a variable interest entity (VIE). Additionally, we note your disclosure that AAP is consolidated in your financial statements based on your ability to significantly influence the economic performance of the entity through your contractual agreement with GE. Please explain to us in detail with a view toward summary disclosure whether your variable interests in AAP provide you a controlling financial interest in AAP, which is the condition precedent to being the primary beneficiary and consolidator of the VIE. Refer to ASC 810-10-25-38 and 38A for guidance.

Additionally, please tell us your consideration of disclosing your methodology for determining that you are the primary beneficiary of the VIE, including, but not limited to, significant judgments and assumptions made. As suggested in ASC 810-10-50-12, one way to meet this disclosure requirement would be to provide information about the types of involvements you consider significant, supplemented with information about how the significant involvements were considered in determining that you are the primary beneficiary.

Company Response: By definition, under ASC 810-10-15-14, if by design, the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any of the parties, the entity is a VIE. Furthermore, since by design ARCA contributed more than half of the total of the equity, subordinated debt and other forms of subordinated financial support to the entity, ARCA concluded that its voting rights were in fact not proportional to its obligation to absorb the expected losses or its rights to residual returns of the entity, given that the planned allocation of earnings under the joint venture agreement was 50/50.

ARCA therefore concluded that it was the primary beneficiary based on its determination that ARCA possessed a controlling financial interest in the entity based primarily upon its power to direct the activities that would most directly influence the financial viability and success of the venture through its recycling contract with GE, and based on its obligation to absorb losses and finance capital expenditures of the VIE that could be potentially significant to the VIE by virtue of having provided more than 50% of the equity at risk, subordinated debt or other forms of subordinated financing.

The following were factors considered in determining that the AAP joint venture is a VIE:

•
The Company, since inception of the joint venture, has financed losses and capital expenditures of the joint venture through subordinated debt, advances and loan guarantees in excess of additional capital contributions/debt from 4301 Operations.

•
The joint venture was formed as a result of the Company’s contract, and not the joint venture’s, with General Electric (GE) mandating the installation of an UNTHA URT recycling system in the Philadelphia area.

•	GE related volume represented approximately 80% of the joint venture’s total volume for the year ended December 29, 2012, which is significant to the joint venture.

•	The Company has a 50% interest in the joint venture through its $2 million initial cash contribution.

•
4301 Operations contributed its metal shredder operations consisting of fixed assets, working capital, debt and assembled workforce with a net book value of $1 million for 50% interest in the joint venture.

As a result of the Company’s contractual obligation to GE, the Company contributing more than half of the total equity, subordinated debt and other forms of financial support to the joint venture, it was concluded the joint venture is a VIE. The Company concluded it was the primary beneficiary based on its determination the Company possessed a controlling financial interest in the entity based primarily upon: (i) its power to direct the activities that would most directly influence the financial viability and success of the joint venture through its recycling contract with GE, and (ii) based on its obligation to absorb losses and finance capital expenditures of the VIE that could be potentially significant to the VIE by virtue of having provided more than 50% of the equity at risk, subordinated debt or other forms of subordinated financing.

The Company will expand its disclosure in future filings to include the following:

The financial position of and results of operations of AAP are consolidated in our financial statements based on our conclusion that AAP is a variable interest entity due to ARCA’s contribution in excess of 50% of the total equity, subordinated debt and other forms of financial support. Additionally, we have the ability to significantly influence the economic performance of the entity through our contractual agreement with GE which is material to the VIE and has provided substantially all of the financial support to fund the operations of AAP since its inception.

Note 2. Significant Accounting Policies, page 37.

2.
Please tell us your consideration of disclosing the types of expenses you include in cost of revenues and the types of expenses you include in selling, general and administrative expenses, including disclosure of the types of expenses included in the cost of processed metals from recycled appliances. As it relates to cost of retail revenues, please tell us your consideration of disclosing specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of retail revenues.

Company Response: The Company will expand its disclosure in future filings under Note 2, Significant Accounting Policies, to include the following:

Retail Segment Cost of Revenues.  Costs of revenues in our retail segment are comprised primarily of the following:

•	Purchase of appliance inventories, including freight to and from our distribution centers;

•	Shipping, receiving and distribution of appliance inventories to our retail stores, including employee compensation and benefits;

•	Delivery and service of appliances, including employee compensation and benefits, after it is sold to the consumer;

•	Early payment discounts and allowances offered by appliance manufacturers;

•	Inventory markdowns and shortages.

Recycling Segment Cost of Revenues. Costs of revenues in our recycling segment are comprised primarily of the following:

•	Transportation costs, including employee compensation and benefits, related to collecting appliances for recycling and delivering appliances under our replacement programs;

•	Purchase of appliance inventories, including freight to our recycling center warehouses, early payment discounts, and warehousing costs for appliances used in our replacement programs;

•	Cost of recyclable appliances purchased under our GE contract;

•	Processing costs, including employee compensation and benefits, related to recycling and processing appliances.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses are comprised primarily of the following:

•	Employee compensation and benefits related to management, corporate services, and retail sales;

•	Outside and outsourced corporate service fees;

•	Occupancy costs related to our retail stores and corporate office;

•	Advertising costs;

•	Bank charges and costs associated with credit and debit card interchange fees;

•	Other administrative costs, such as supplies, travel and lodging.

Revenue Recognition, page 39

3.
Please disclose your revenue recognition policy for appliance replacement programs where you recycle and replace old appliances with new energy efficient appliances. Please specify the timing of revenue recognition; e.g., at the time of collection of the old appliance and replacement with the new appliance or upon completion of the recycling of the old unit. Tell us whether the appliance replacement programs represent multiple element arrangements containing more than one unit of accounting pursuant to ASC 605-25 and how you arrived at your conclusion. If these programs have more than one unit of accounting, tell us and disclose how the overall arrangement consideration is measured and allocated to the separate units of accounting in the arrangement.

Company Response: The Company recognizes revenue generated under appliance replacement programs after the new appliance is delivered and the old appliance is collected and processed. The price is fixed and the delivery, collection and processing activities are required to complete the earnings process. Typically, the delivery, collection and processing activities occur within one business day. The Company does not believe the revenue recognition under our replacement programs fall under multiple element arrangements pursuant to ASC 605-25 as there are not any contractual arrangements to perform multiple revenue-generating activities.

The Company will expand its disclosure in future filings to include the following:

We recognize revenue generated from appliance replacement programs when we deliver the new appliance and collect and process the old appliance. The delivery, collection and processing activities typically occur within one business day and are required to complete the earnings process. There is no further performance obligation by the Company.

4.	Please explain to us the process by which you receive revenue for producing carbon offsets. Please explain to us the exact point in the process in which you record revenue.

Company Response: The Company recovers Chlorofluorocarbon (CFC) refrigerants from refrigerators, freezers, room air conditioners and dehumidifiers it recycles under its electric utility and GE contracts. CFC refrigerants are submitted to various third parties for verification and destruction to generate carbon offset certificates to be sold in the California carbon offset market. There are various steps in the conversion of CFC refrigerants into carbon offset certificates, which include the following:

1)	CFC refrigerants recovered are sent to a third party for verification and destruction, no revenue recognized;

2)
Verification and destruction reports are submitted to American Carbon Registry (ACR), founded in 1996 to develop science-based carbon offset standards and methodologies and oversee carbon offset projects, no revenue recognized;

3)	Verification from ACR is submitted to the California Air Resources Board (ARB), a regulatory agency formed in 1967, for the issuance of carbon offset certificates, no revenue recognized;

4)	Certificates issued by the ARB are sold and converted to cash, revenue is recognized at the time when all of the following requirements have been met:

i.	there is persuasive evidence of an arrangement,

ii.	the sales price is fixed or determinable,

iii.	title, ownership and risk of loss associated with the certificates have been transferred to the customer, and

iv.	collectability is reasonably assured.

Due to uncertainty around collectability and the involvement of various third parties and partners, the Company has historically recognized revenues related to carbon offsets on a cash basis.

The Company will modify its disclosure in future filings related to revenue for producing carbon offsets as follows:

We record revenue from the sale of carbon offsets in the period when all of the following requirements have been met: (i) there is persuasive evidence of an arrangement, (ii) the sales price is fixed or determinable, (iii) title, ownership and risk of loss associated with the credits have been transferred to the customer, and (iv) collectability is reasonably assured. These requirements are met upon collection of cash due to the uncertainty around collectability and the involvement of various third parties and partners.

5.
We note your disclosure of accrued rebate and incentive checks on page 42. Please tell us your consideration of disclosing: the nature of the rebate and incentive programs offered to customers; your accounting policy for each of these programs, including the Statements of Comprehensive Income line item in which the cost of these programs is included; and the timing of recognition of the rebates and incentives. If the rebates and incentives are treated as expenses rather than a reduction of revenues, please tell us the basis for such classification. Please refer to ASC 605-50-45.

Company Response: To encourage the permanent removal of energy inefficient appliances from use, many electric utility companies sponsor programs through which their residential customers can retire working appliances. Electric utility companies often provide rebates and incentives for consumers to discontinue use of a surplus appliance or to replace their old, inefficient appliances with newer, more energy efficient models. The Company provides rebate and incentive fulfillment services for its electric utility clients. These services involve processing and mailing a rebate or incentive check to customers of our electric utility clients that qualify. The Company issues rebate and incentive checks to the electric utility’s customer and the Company passes the cost of the rebate or incentives directly back to the electric utility and bills the electric utility for the amount of rebates and incentives issued. There is no revenue reported or expense incurred for these types of payments as the Company is a flow-through for the process and nets the amounts to zero on the Consolidated Statements of Comprehensive Income.

The accrual includes uncashed incentive checks related to our various recycling programs. Our accrued liability is adjusted as the incentive checks are presented for payment, which is typically shortly after the issuance of the rebate or incentive check. The Company records a liability in the amount of rebate and incentive checks that remain outstanding and complies with escheatment laws in each state to remit unclaimed property to appropriate governmental jurisdiction.

The Company does not believe further disclosure is required in its filings.

Signatures, page 57

6.
Please refer to the Signature Page and General Instruction D to Form 10-K and provide conforming signatures in future filings. In this regard, please note the report should be signed on behalf of the registrant by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report.

Company Response: The Company will comply with the Staff’s comment in future filings.

Form 10-Q for Fiscal Quarter Ended September 28, 2013

Note 10. Income Taxes, page 12

7.
Please reconcile for us your effective tax rate of 15% for the nine month period ended September 28, 2013 to your federal statutory tax rate. Please also refer to ASC 740-270-50-1 and tell us your consideration of disclosing in your interim financial statements the reasons for significant variations in the customary relationship between income tax expense and pretax income.

Company Response: Below is the reconciliation of the effective tax rate for the nine months ended September 28, 2013:

U.S. federal income tax rate	34.00%
State tax & local tax (net of federal benefit)	5.12
Permanent differences	4.21
Valuation allowance	(28.58)
Canadian rate differential	0.38
Effective tax rate at September 28, 2013	15.13%

As disclosed in the Company’s Form 10-Q filing for the nine months ended September 28, 2013, we have utilized available net operating losses of $1.1 million to offset a portion of our projected full-year taxable income. The effect of utilizing net operating losses that were subject to a valuation allowance resulted in a decrease to the estimated annual effective tax rate for the current year when compared to the federal statutory rate.

The Company will modify and expand its narrative disclosures in future Form 10-Q filings to better explain and quantify the variance in the customary relationship between income tax expense and pretax income.

Note 12. Segment Information, page 14

8.
Please explain to us and tell us your consideration of discussing in Management's Discussion and Analysis of Financial Condition and Results of Operations the significant increase in unallocated corporate costs during the three and nine months ended September 28, 2013 as compared to the three and nine months ended September 29, 2012.

Company Response: The increase in unallocated corporate costs for the three and nine months ended September 28, 2013, compared to the same periods in 2012, was the result of the following items:

•
For the three and nine months ended September 29, 2012, the Company recorded unallocated corporate cost accrual reversals, related to employee compensation and benefits, of $142,000 and $282,000, respectively, that did not occur for the three and nine months ended September 28, 2013.

•
Starting in fiscal year 2013, the Company changed its allocation estimate which resulted in certain costs not being allocated to its retail and recycling segments. For the three and nine months ended September 28, 2013, the change in estimate resulted in $98,000 and $249,000 of corporate costs not being allocated to the retail and recycling segments.

The Company believes these items are immaterial to the overall consolidated financial results and segment reporting, however, it will expand its narrative disclosure, similar to the two bullets above, in future filings to discuss the change in unallocated corporate costs within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Edward R. Cameron
Edward R. Cameron
President and Chief Executive Officer